Advanced Series Trust
655 Broad Street
Newark, New Jersey 07102

VIA EDGAR SUBMISSION

June 3, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Alberto Zapata and Mr. Jeff Long

Re:	Registration Statement of Advanced Series Trust on Form N-14: File Nos. 333-263475 and 811-05186_______

Good afternoon:

On behalf of Advanced Series Trust (the Registrant), set forth below are responses to telephonic comments received by the undersigned from the staff (the Staff) of the U.S. Securities and Exchange Commission (the “Commission”) on June 2, 2022. The Staff’s comments relate to the Registrant’s Registration Statement on Form N-14 (the Prospectus/Proxy Statement), which was filed with the Commission on May 6, 2022, pursuant to Rule 488 under the Securities Act of 1933, as amended (the 1933 Act). The Prospectus/Proxy Statement will be used in connection with the special meeting of beneficial shareholders of the AST Small-Cap Growth Opportunities Portfolio (the Target Portfolio”), a series of the Registrant, scheduled to be held on August 2, 2022.

Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Registration Statement being filed with the Commission on behalf of the Target Portfolio pursuant to Rule 497 under the 1933 Act, as of the date hereof.

Comments Applicable to the N-14 Registration Statement

1.

Comment: The Special Meeting of Shareholders (the “Meeting”) will be conducted solely by means of remote communication as a result of the evolving situation with respect to COVID-19.  Please confirm that all requirements to hold the Meeting remotely will be complied with and consistent with Staff guidance.

Response: The Registrant affirms that the requirements to hold the Meeting remotely complies with Staff guidance.

2.	Comment: In response to Question 5 of the Prospectus/Proxy Statement, please provide a cross reference to the “Information about the Reorganization” section of the Prospectus/Proxy Statement.

Response: The Registrant has added the additional disclosure.

3.

Comment: In response to Question 7 of the Prospectus/Proxy Statement, please revise the term “… will be paid by the transacting portfolio” with “… will be paid by the Target Portfolio or the Acquiring Portfolio”.

Response: The Registrant has revised the disclosure.

4.	Comment: On page 9 of the Prospectus/Proxy Statement, please confirm that the Registrant has incorporated by reference the appropriate documents.

Response: The Registrant affirms that the appropriate documents have been incorporated by reference.

5.

Comment: In response to Question 5 of the Prospectus/Proxy Statement, given the similarities of the Target and Acquiring Portfolios, please supplementally explain why it is expected that approximately 58% of the securities of the Target Portfolio will be sold in connection with the Reorganization. To the extent material, please include additional disclosure.

Response: The Target Portfolio is currently managed by two subadvisers. If the proposal is approved, the Target Portfolio will be merged into the Acquiring Portfolio, which is managed by five subadvisers under a multi-manager structure. Portfolio sales and purchases prior to and after the Reorganization will depend on portfolio composition, market conditions and other factors, and will be at the discretion of the Acquiring Portfolio’s subadvisers. The Manager coordinated with the subadvisers to the Acquiring Portfolio to arrive at the estimated portion of the Target Portfolio’s securities that are expected to be sold in connection with the Reorganization. The Registrant has added additional disclosure to the “Information about the Reorganization” section of the Prospectus/Proxy Statement in this regard.

6.

Comment: In the “Comparison of Investment Management Fees and Total Fund Operating Expenses” section of the Prospectus/Proxy Statement, in the last sentence of the second paragraph, please revise “[t]his means that the Target Portfolio shareholders will benefit from a reduced total net operating expense ratio” with “[t]his means that the Target Portfolio shareholders may benefit from a reduced total net operating expense ratio”.

Response: The Registrant has revised the disclosure accordingly.

7.

Comment:  In the section “Summary,” please add disclosure to the “Annual Portfolio Operating Expenses” table stating that waivers will not be subject to recoupment after the Reorganization or, if waivers may be recouped, disclose more details in a footnote.

Response: The Registrant has revised the disclosure accordingly.

8.	Comment: In the Annual Portfolio Operating Expenses table, please revise the footnotes to reflect the Portfolio that is being referenced in each footnote.

Response: The Registrant has revised the disclosure accordingly.

9.

Comment:  In the “Information about the Reorganization - Reasons of the Reorganization” section of the Prospectus/Proxy Statement, the Registrant states that the Reorganization will benefit shareholders for several reasons, including that the investment objectives and the principal investment strategies of the Target Portfolio and Acquiring Portfolio are substantially similar. Please supplementally explain why this is a benefit to shareholders.

Response: Shareholders make investments in specific funds based on various factors, including investment strategy.  The Registrant submits that it is a benefit to shareholders that the Target Portfolio that the investment objectives and principal investment strategies of the Target Portfolio are substantially similar to those of the Acquiring Portfolio. As a result, shareholders will continue to be invested in a strategy that is substantially similar to their original investment.

10.

Comment:  In the “Information about the Reorganization - Reasons of the Reorganization” section of the Prospectus/Proxy Statement, the Registrant states that the Board considered potential adverse impact to shareholders as a result of the Reorganization. Please add disclosure that states that approximately 58% of the securities of the Target Portfolio will be sold in connection with the Reorganization.

Response: The Registrant has revised the disclosure accordingly.

11.

Comment:  In the “Comparison of Target Portfolio, Acquiring Portfolio and Combined Portfolio” section of the Prospectus/Proxy Statement, the Registrant highlights the Principal Risks of the Portfolios. Please add a brief summary in this section that highlights the differences in Principal Risks among the Portfolios.

Response: The Registrant has added the above-referenced disclosure.

Accounting Comments:

12.

Comment:  In the “Comparison of Investment Objectives and Principal Investment Strategies of the Portfolios” section, please add disclosure that references the investment objective of the Combined Portfolio.

Response:  The Registrant has added the above-referenced disclosure.

13.	Comment: Please supplementally explain if the Combined Portfolio will be benchmarked to the Russell 2000® Growth Index.

Response:  The Registrant confirms that the Combined Portfolio will be benchmarked to the Russell 2000® Growth Index.

14.

Comment: As it pertains to the capitalization tables for the Reorganization, please supplementally confirm that current asset levels (as of March 31, 2022) are not materially different from what was presented in the Proxy Statement (December 31, 2021). In the alternative, please update the capitalization tables to reflect information as of March 31, 2022.

Response:  The Registrant confirms that references and data pertaining to December 31, 2021 in the capitalization tables have been revised to reflect March 31, 2022 information.

15.

Comment: Consistent with Regulation S-X 6-11(d), the Staff notes that the Proxy Statement must include Supplemental Financial Information. In this section, please disclose that approximately 58% of the securities of the Target Portfolio will be sold in connection with the Reorganization.

Response: The Registrant confirms that the disclosure has been revised.

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Please contact the undersigned at (973) 367-7659 with any questions.

Sincerely yours,

/s/ Melissa Gonzalez
Melissa Gonzalez Assistant Secretary
Advanced Series Trust